UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: American Vantage Companies

Address of Principal Business Office (No. & Street, City, State, Zip Code): 4735 South Durango Drive, Suite 105, Las Vegas, Nevada 89147

Telephone Number (including area code): 702-227-9800

Name and address of agent for service of process: Ronald J. Tassinari, President, 4735 South Durango Drive, Suite 105, Las Vegas, Nevada 89147

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of l940 concurrently with the filing of Form N-8A:

YES [ ] NO [ X ]

FORM N-8A

Item 1.	Exact name of registrant.

American Vantage Companies

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Nevada, August 9, 1979

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Corporation

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management company

Item 5.	If registrant is a management company:

(a)	state whether registrant is a "closed-end" company or an "open-end" company:

Closed-End

(b)	state whether registrant is registering as a "diversified" company or a "non-diversified" company:

Non-Diversified

Item 6.	Name and address of each investment adviser of registrant.

None

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Ronald J. Tassinari, President, Chief Executive Officer and Director

Steven G. Barringer Director

Jeanne Hood, Director

Randolph C. Read, Director

Audrey K. Tassinari, Director

Anna M. Morrison, Chief Accounting Officer

The address for each of the above-named officers and directors is: 4735 South Durango Drive, Suite 105, Las Vegas, Nevada 89147

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant:

Not Applicable

(b)	state the name and address of each officer and director of each sponsor of registrant:

Not Applicable

(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

(c)	If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

No

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

Yes

(e)

If the answer to Item 9( d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

Registrant estimates that there are approximately 852 beneficial owners of registrant’s outstanding securities. To the knowledge of registrant, no company owns 10 percent or more of the registrant’s outstanding voting securities

Item 10.	State the current value of registrant's total assets.

$10,083,000, as of December 31, 2005

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

Registrant does not forward periodic reports to its stockholders, other than in connection with soliciting proxies for annual meetings of registrant’s stockholders. However, as a company registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), registrant does file Exchange Act-required reports with the Securities and Exchange Commission. Registrant hereby incorporates by reference registrant’s Quarterly Report on Form

10-QSB for the quarter ended September 30, 2005, filed with the Commission on November 14, 2005.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Las Vegas and state of Nevada on the 20th day of March, 2006.

American Vantage Companies

By:               /s/ Ronald J. Tassinari

Ronald J. Tassinari President and Director

Attest

                    /s/ Jeanne Hood

Jeanne Hood
Secretary